Exhibit 8(a)(8)

                STATE STREET BANK AND TRUST COMPANY

                       CUSTODIAN FEE SCHEDULE

                   SCUDDER S & P 500 INDEX FUND

CUSTODY SERVICE                                                $5,000 per annum
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Maintain custody of fund's investment in the master portfolio. Settle portfolio purchases and sales. Determine and collect portfolio income. Make cash disbursements and report cash transactions. Report portfolio positions.